SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form 6-K

Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of: August 2007                                                                                                    Commission File Number: 1-31402

CAE INC.
(Name of Registrant)

8585 Cote de Liesse
Saint-Laurent, Quebec
Canada H4T 1G6
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F                                                                                                                         Form 40-F X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                                                                                                                                                No X

If “Yes” is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAE Inc.
Date: August 9, 2007	By:	/s/ Hartland Paterson

	Name:	Hartland J. Paterson
	Title:	Vice President Legal, General Counsel
and Corporate Secretary

                                                                               Press Release

CAE reports first quarter results for fiscal year 2008

  Net earnings increased 19% year over year to CDN$38.7 million
  Revenue increased 19% year over year to CDN$358.3 million
  New orders of CDN$307.5 million for a total backlog of CDN$2.6 billion

Montreal, August 9, 2007 – (NYSE: CGT; TSX: CAE) – CAE today reported financial results for the first quarter ended June 30, 2007. Net earnings were $38.7 million ($0.15 per share) this quarter, compared to $32.4 million ($0.13 per share) in the first quarter of last year. All financial information is in Canadian dollars.

Summary of consolidated results
(millions, except operating margins)		Q1-08	Q4-07	Q3-07	Q2-07	Q1-07

Revenue		$358.3	337.3	331.2	280.4	301.8
Earnings before interest and
income taxes (EBIT)		$58.0	53.3	44.2	44.8	47.1
As a % of revenue	%	16.2	15.8	13.3	16.0	15.6
Net earnings		$38.7	34.3	29.7	31.0	32.4
Backlog		$2,599.5	2,774.6	2,711.9	2,584.0	2,433.2

Net earnings from continuing operations were $38.7 million (or $0.15 per share) this quarter, compared to $33.0 million (or $0.13 per share) in the same quarter of last year. Excluding non-recurring items, earnings from continuing operations were $31.0 million (or $0.12 per share) in the first quarter of last year.

Consolidated revenue was $358.3 million, $56.5 million higher than the first quarter of fiscal 2007.

First-quarter consolidated earnings before interest and taxes(1) (EBIT) were $58.0 million, or 16.2% of revenue, compared to $47.1 million, or 15.6% of revenue in the first quarter of 2007.

“Our financial results remain strong, and market conditions in civil aerospace continue to validate our strategy,” said Robert E. Brown, CAE’s President and Chief Executive Officer. “We are well positioned to take advantage of opportunities in civil aviation with new aircraft orders, particularly in the emerging markets. We are also strengthening our relationships with defence forces and OEMs around the world, offering state-of-the-art technologies and training solutions.”

In civil training and services, we secured more than $66 million in new training contracts and signed a 20-year agreement with Bombardier to become an authorized training provider for the Global family and Challenger 300 aircraft. We also signed a five-year contract with Flight Options to become the exclusive provider for all Flight Options maintenance technician training until 2012. After the end of the quarter, we announced that we would provide training centre operations services for Air Canada, a first for CAE with a North American legacy carrier.

During the quarter CAE announced orders for 13 civil full-flight simulators (FFSs). An additional three FFS orders have been announced since the end of the quarter, bringing our total announced orders to 16, including two Phenom FFS committed to by the CAE-Embraer planned joint-venture and previously announced on May 28, 2007.

We secured a number of military contracts this quarter valued at $75.5 million. This includes a range of programs for the German, U.S. and British forces, as well as support services for the Canadian Forces’ CF-18 aircraft, the C-130J for the U.S. Air Force and the Little Bird and Chinook helicopter simulators provided to the U.S. Special Operations Forces. Since the end of the quarter, we have announced additional military contracts, including the U.S. Navy exercising a contract option to design another MH-60R helicopter simulator.

Business segment highlights

Training & Services/Civil (TS/C)

Financial results
(millions, except operating margins)		Q1-08	Q4-07	Q3-07	Q2-07	Q1-07

Revenue		$94.8	91.7	83.1	78.4	83.7
Segment operating income		$19.6	21.3	13.5	11.2	18.3
Operating margins	%	20.7	23.2	16.2	14.3	21.9
Backlog		$853.4	951.6	905.6	842.9	817.6

Revenue in the TS/C segment increased 3% over last quarter and by 13% over the same period last year. Growth came from stronger demand in the majority of our training centres and increased capacity from the addition of seven Revenue Simulator Equivalent Units to our training network since the first quarter of 2007. We experienced growth compared to last quarter despite the rapid appreciation of the Canadian dollar against the segment’s main operating currencies.

Segment operating income was $19.6 million (20.7% of revenue), an improvement of 7% compared to the first quarter of last year ($18.3 million or 21.9% of revenue). Segment operating income was 8% lower than last quarter, which included a contribution from the sale of a used simulator and a benefit from the negotiation of various agreements with a business partner.

New orders totalled $66.3 million, and segment backlog was $853.4 million at the end of the quarter.

Simulation Products/Civil (SP/C)

Financial results
(millions, except operating margins)		Q1-08	Q4-07	Q3-07	Q2-07	Q1-07

Revenue		$113.0	97.6	92.1	84.2	74.2
Segment operating income		$19.7	15.3	15.5	18.7	10.9
Operating margins	%	17.4	15.7	16.8	22.2	14.7
Backlog		$413.3	352.8	340.0	313.2	297.5

Revenue in the SP/C segment was $113.0 million this quarter, up by 52% over the same period last year. Revenue increased due to the higher number of recent orders and the recognition of revenue on customer acceptance of a simulator that was recorded as a sale-type capital lease transaction for which percentage of completion revenue recognition was not applicable.

Segment operating income was $19.7 million, up by 81% over the same period last year. This increase is mainly due to the higher number of orders combined with improved productivity.

New orders totalled $165.7 million, and segment backlog was $413.3 million at the end of the quarter.

Simulation Products/Military (SP/M)
Financial results
(millions, except operating margins)		Q1-08	Q4-07	Q3-07	Q2-07	Q1-07

Revenue		$95.5	92.2	105.2	64.3	95.8
Segment operating income		$12.3	9.5	11.2	7.3	11.1
Operating margins	%	12.9	10.3	10.6	11.4	11.6
Backlog		$560.5	635.8	609.0	626.3	475.2

Revenue in the SP/M segment was $95.5 million this quarter, similar to the same period last year, which benefited from a particularly high level of activity on the German NH-90 program. This quarter includes results from acquired companies, Engenuity and MultiGen-Paradigm, as well as the achievement of some significant milestones on the Eurofighter program. This was partly offset by the appreciation of the Canadian dollar and by a lower level of activity on certain U.S. programs.

Segment operating income this quarter was $12.3 million, up by 11% year over year. The increase is similarly due to Eurofighter program milestones.

New orders totalled $39.8 million, and segment backlog was $560.5 million at the end of the quarter.

Training & Services/Military (TS/M)

Financial results
(millions, except operating margins)		Q1-08	Q4-07	Q3-07	Q2-07	Q1-07

Revenue		$55.0	55.8	50.8	53.5	48.1
Segment operating income		$6.4	6.1	6.8	9.3	11.5
Operating margins	%	11.6	10.9	13.4	17.4	23.9
Backlog		$772.3	834.4	857.3	801.6	842.9

Revenue in the TS/M segment was $55.0 million, up by 14% over the same period last year. The increase is mainly due to the integration of the service portion of acquired companies, Engenuity and Kesem and additional U.S. training services programs.

Segment operating income was $6.4 million, down by 44% over the same period last year. The decrease is mainly due to payments from the U.K. government during the first quarter of last year in relation to the AVTS project. Before these payments, segment operating margin would have been stable compared to last year.

New orders totalled $35.7 million this quarter, and segment backlog was $772.3 million at the end of the quarter.

Combined revenue this quarter for the military business as a whole was $150.5 million and combined operating income was $18.7 million, resulting in an operating margin of 12.4% .

We expect variations in the level of order bookings between quarters in both military segments because of the unique nature of military contracts and the irregular timing in which they are awarded.

Cash flow and financial position

As of the end of the first quarter, cash provided by continuing operations was $69.2 million. This was offset by increased investment in non-cash working capital, which is common at the start of our fiscal year. As a result net cash from continuing operations was negative $28.7 million. We also invested $32.7 million in capital expenditures, and received $82.1 million in non-recourse financing. As a result, we generated free cash flow(2) of $10.7 million this quarter.

Net debt(3) was $221.0 million at the end of the quarter, up $88.0 million from last quarter mainly as a result of a $108.4 million net decrease in cash, before proceeds and repayment of long-term debt.

CAE will pay a dividend of $0.01 per share on September 28, 2007 to shareholders of record on September 14, 2007.

Additional consolidated financial results

The consolidated backlog was $2.6 billion at the end of this quarter. New orders of $307.5 million were added to backlog this quarter, offset by $358.3 million in revenue generated from backlog and a decrease of $124.3 million mainly from the appreciation of the Canadian dollar against the euro, the British pound and the U.S. dollar.

During this quarter, we obtained senior secured financing for an amount of $111.7 million (US$105.0 million) in long-term, non-recourse financing in support of the expansion of our training centres in Burgess Hill, U.K. and Morristown, New Jersey. US$71.0 million was drawn as of June 30, 2007.

Capital expenditures for the quarter were $32.7 million. As indicated last quarter, we expect total capital expenditures in fiscal 2008 to be around $160.0 million, similar to last year.

Income taxes this quarter were $16.7 million, representing an effective tax rate of 30%, compared to 30% for the last quarter and 25% for the first quarter of fiscal 2007. We expect the effective income tax rate for fiscal 2008 to be approximately 30%.

You will find a more detailed discussion of our results by segment in the Management’s discussion and analysis (MD&A) as well as in our consolidated financial statements which are posted on our website at http://www.cae.com/financialsQ1FY08.

Conference call

CAE will host a conference call today at noon EST for analysts, institutional investors and the media. North American participants can listen to the conference by dialling 1-866-540-8136 or (514) 868-1042. Overseas participants can dial +800-6578-9868 or 1(514) 868-1042. The conference call will also be audio Webcast live for the public at www.cae.com.

CAE is a world leader in providing simulation and modelling technologies and integrated training solutions for the civil aviation industry and defence forces around the globe. With annual revenues exceeding C$1 billion, CAE employs more than 5,500 people at more than 75 sites and training locations in 19 countries. We have the largest installed base of civil and military full-flight simulators and training devices. Through our global network of 24 aviation training centres, equipped with over 115 full-flight simulators, we train more than 50,000 crewmembers yearly. We also offer modelling and simulation software to various market segments and have a professional services division assisting customers with a wide range of simulation-based needs.

Certain statements made in this news release, including, but not limited to, statements that are not historical facts, are forward-looking and are subject to important risks, uncertainties and assumptions. The results or events predicted in these forward-looking statements may differ materially from actual results or events. These statements do not reflect the potential impact of any non-recurring or other special items or events that are announced or completed after the date of this news release, including mergers, acquisitions, or other business combinations and divestitures.

You will find more information about the risks and uncertainties associated with our business in the MD&A section of our annual report and annual information form for the year ended March 31, 2007. These documents have been filed with the Canadian securities commissions and are available on our website (www.cae.com) and on SEDAR (www.sedar.com). They have also been filed with the U.S. Securities and Exchange Commission under Form 40-F and are available on EDGAR (www.sec.gov). The forward-looking statements contained in this news release represent our expectations as of August 9, 2007 and, accordingly, are subject to change after this date.

We do not update or revise forward-looking information even if new information becomes available unless legislation requires us to do so. You should not place undue reliance on forward-looking statements.

Notes

(1) Earnings before interest and taxes (EBIT) is a non-GAAP measure that shows us how we have performed before the effects of certain financing decisions and tax structures. We track EBIT because we believe it makes it easier to compare our performance with previous periods, and with companies and industries that do not have the same capital structure or tax laws.

(2) Free cash flow is a non-GAAP measure that tells us how much cash we have available to build the business, repay debt and meet ongoing financial obligations. We use it as an indicator of our financial strength and liquidity. We calculate it by taking the net cash generated by our continuing operating activities, subtracting all capital expenditures (including growth capital expenditures and capitalized costs) and dividends paid, and then adding the proceeds from sale and leaseback arrangements and other asset-specific financing (including non-recourse debt). Dividends are deducted in the calculation of free cash flow because we consider them an obligation, like interest on debt, which means that amount is not available for other uses.

(3) Net debt is a non-GAAP measure we use to monitor how much debt we have after taking into account liquid assets such as cash and cash equivalents. We use it as an indicator of our overall financial position, and calculate it by taking our total long-term debt (debt that matures in more than one year), including the current portion, and subtracting cash and cash equivalents.

On the Web: www.cae.com

Media contact:

Nathalie Bourque, Vice President, Global Communications, (514) 734-5788, nathalie.bourque@cae.com

Investor relations:

Andrew Arnovitz, Vice President, Investor Relations and Strategy, (514) 734-5760, andrew.arnovitz@cae.com

Consolidated Balance Sheets
(Unaudited)	As at June 30	As at March 31
(amounts in millions of Canadian dollars)	2007	2007

Assets
Current assets
Cash and cash equivalents	$135.0	$150.2
Accounts receivable	276.9	219.8
Inventories	214.3	203.8
Prepaid expenses	22.5	23.5
Income taxes recoverable	34.0	24.7
Future income taxes	4.4	3.7

	687.1	625.7
Property, plant and equipment, net	931.9	986.6
Future income taxes	79.1	81.5
Intangible assets	52.1	36.0
Goodwill	113.3	96.9
Other assets	135.1	129.5

	$1,998.6	$1,956.2

Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable and accrued liabilities	$355.5	$403.9
Deposits on contracts	205.7	184.8
Current portion of long-term debt	27.9	27.2
Future income taxes	7.2	4.9

	596.3	620.8
Long-term debt	328.1	256.0
Deferred gains and other long-term liabilities	232.0	232.7
Future income taxes	22.0	16.8

	1,178.4	1,126.3

Shareholders’ Equity
Capital stock	414.9	401.7
Contributed surplus	4.8	5.7
Retained earnings	538.1	510.2
Accumulated other comprehensive loss	(137.6)	(87.7)

	820.2	829.9

	$1,998.6	$1,956.2

Consolidated Statements of Earnings
(Unaudited)
three months ended June 30
(amounts in millions of Canadian dollars, except per share amounts)		2007		2006

Revenue		$358.3		$301.8

Earnings before interest and income taxes		$58.0		$47.1
Interest expense, net		2.6		3.0

Earnings before income taxes		$55.4		$44.1
Income tax expense		16.7		11.1

Earnings from continuing operations		$38.7		$33.0
Results of discontinued operations		-		(0.6)

Net earnings		$38.7		$32.4

Basic and diluted earnings per share from continuing	$		$
operations		0.15		0.13

Basic and diluted earnings per share		$0.15		$0.13

Weighted average number of shares outstanding (Basic)		252.4		250.8

Weighted average number of shares outstanding (Diluted)		253.8		253.5

Consolidated Statements of Retained Earnings
(Unaudited)
three months ended June 30
(amounts in millions of Canadian dollars)	2007	2006

Retained earnings at beginning of period	$510.2	$392.8
Transition adjustments – Financial instruments	(8.3)	-
Net earnings	38.7	32.4
Dividends	(2.5)	(2.5)

Retained earnings at end of period	$538.1	$422.7

Consolidated Statements of Comprehensive Income (Loss)
(Unaudited)
three months ended June 30
(amounts in millions of Canadian dollars)	2007	2006

Net earnings	$38.7	$32.4

Other comprehensive income (loss), net of income taxes:
Foreign Currency Translation Adjustment
Net foreign exchange losses on translating financial statements
of self-sustaining foreign operations	$(67.5)	$(16.7)
Net change in gains on certain long-term debt denominated in foreign currency and designated as hedges on net
investments of self-sustaining foreign operations	8.3	5.6
Income tax adjustment	0.5	(0.2)

	$(58.7)	$(11.3)

Net Changes in Cash Flow Hedge
Net change in gains on derivative items designated as hedges of
cash flows	$18.1	$-
Income tax adjustment	(5.8)	-

	$12.3	$-

Total other comprehensive loss	$(46.4)	$(11.3)

Comprehensive income (loss)	$(7.7)	$21.1

Consolidated Statements of Cash Flows
(Unaudited)
three months ended June 30
(amounts in millions of Canadian dollars)	2007	2006

Operating activities
Net earnings	$38.7	$32.4
Results of discontinued operations	-	0.6

Earnings from continuing operations	38.7	33.0
Adjustments to reconcile earnings to cash flows from operating activities:
Depreciation	14.6	12.8
Financing cost amortization	0.2	0.2
Amortization and write down of intangible and other assets	3.9	3.6
Future income taxes	4.8	6.2
Investment tax credits	3.8	(2.5)
Stock-based compensation plans	(2.9)	3.1
Employee future benefits, net	(0.1)	(0.1)
Other	6.2	1.4
Changes in non-cash working capital	(97.9)	(27.8)

Net cash (used in) provided by operating activities	(28.7)	29.9

Investing activities
Business acquisitions (net of cash and cash equivalents
acquired)	(38.9)	-
Capital expenditures	(32.7)	(40.7)
Deferred development costs	(4.8)	-
Deferred pre-operating costs	(0.3)	(0.1)
Other	(2.5)	(2.5)

Net cash used in investing activities	(79.2)	(43.3)

Financing activities
Net borrowing under revolving unsecured credit
facilities	15.0	-
Proceeds from long-term debt, net of transaction costs and debt
basis adjustment	84.2	10.4
Reimbursement of long-term debt	(4.3)	(3.6)
Dividends paid	(2.4)	(2.4)
Common stock issuance	11.6	1.1
Other	(4.7)	0.9

Net cash provided by financing activities	99.4	6.4

Effect of foreign exchange rate changes
on cash and cash equivalents	(6.7)	(1.8)

Net decrease in cash and cash equivalents	(15.2)	(8.8)
Cash and cash equivalents at beginning of period	150.2	81.1

Cash and cash equivalents at end of period	$135.0	$72.3